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                              May 18, 2021

       John Dowd
       Chief Executive Officer
       GoGreen Investments Corp
       1021 Main St., Suite #1960
       Houston, TX 77002

                                                        Re: GoGreen Investments
Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 21,
2021
                                                            CIK No. 0001852940

       Dear Mr. Dowd:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted April 21, 2021

       The Offering
       Limited payments to insiders, page 31

   1. We note your disclosure that other than certain specified payments, there will be no
                                                        finder   s fees,
reimbursements or cash payments made by you to your sponsor, officers or directors, or any
entities with which they are affiliated. Please revise your disclosure to clarify whether you
intend to pay any fees or other compensation to the executive advisors.
 John Dowd
GoGreen Investments Corp
May 18, 2021
Page 2
Summary Financial Data, page 35

2.    Please include    as adjusted    amounts as of April 7, 2021 assuming
consummation of the
      offering.
        You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at
(202) 551-3584 with
any other questions.



                                                          Sincerely,
FirstName LastNameJohn Dowd
                                                          Division of
Corporation Finance
Comapany NameGoGreen Investments Corp
                                                          Office of Energy &
Transportation
May 18, 2021 Page 2
cc:       Stuart Neuhauser
FirstName LastName